                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                 NOTIFICATION OF REGISTRATION FILED PURSUANT TO
               SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Securian Life Variable Universal Life Account

Address of Principal Business Office (Number and Street, City, State, Zip Code):

      400 Robert Street North
      Saint Paul, Minnesota 55101

Telephone Number (including area code): 651-665-3500

Name and address of agent for service of process:

      Ted Schmelzle
      Assistant Secretary and Counsel
      Securian Life Insurance Company
      400 Robert Street North
      Saint Paul, Minnesota 55101

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A

     / /    Yes                /X/   No

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Item 1. Exact name of registrant.

     Securian Life Variable Universal Life Account.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

     The Registrant was organized on December 1, 2004 in the State of Minnesota.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

     The Registrant is organized as a separate account of Securian Life Insurance Company.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

     The Registrant is classified as a unit investment trust.

Item 5. If registrant is a management company:

(a) State whether registrant is a "closed-end" company or an "open-end" company;

     Not applicable.

(b) State whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

     Not applicable.

Item 6. Name and address of each investment adviser of registrant.

     Not applicable.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

     Not applicable.

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Item 8. If registrant is an unincorporated investment company not having a board of directors:

(a) State the name and address of each sponsor of registrant;

     Securian Life Insurance Company
     400 Robert Street North
     Saint Paul, Minnesota 55101

(b) State the name and address of each officer and director of each sponsor of registrant;

     NAME AND PRINCIPAL                    POSITION AND OFFICES
     BUSINESS ADDRESS                      WITH SECURIAN LIFE
     ----------------                      ------------------
     Brian C. Anderson                     Vice President
     400 Robert Street North
     St. Paul, MN 55101

     Paul W. Anderson                      Director
     400 Robert Street North
     St. Paul, MN 55101

     Alfrieda B. Baldwin                   Director, Assistant Secretary and
     400 Robert Street North               Counsel
     St. Paul, MN 55101

     Leslie J. Chapman                     Vice President
     400 Robert Street North
     St. Paul, MN 55101

     James E. Johnson                      Director
     400 Robert Street North
     St. Paul, MN 55101

     Robert M. Olafson                     Director and Vice President
     400 Robert Street North
     St. Paul, MN  55101

     Dianne M. Orbison                     Treasurer
     400 Robert Street North
     St. Paul, MN 55101

     Dennis E. Prohofsky                   Director and Secretary
     400 Robert Street North
     St. Paul, MN 55101

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
     Dwayne C. Radel                       Director
     400 Robert Street North
     St. Paul, MN 55101

     Robert L. Senkler                     Chairman of the Board, Chief
     400 Robert Street North               Executive Officer and President
     St. Paul, MN 55101

     Gregory S. Strong                     Director, Vice President and Actuary
     400 Robert Street North
     St. Paul, MN 55101

(c) State the name and address of each trustee and each custodian of registrant.

     Not applicable.

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

     No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

     Not applicable.

(c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

     No.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

     No.

(e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

     Not applicable.

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Item 10. State the current value of registrant's total assets.

     Zero.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

     No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

     Not applicable.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Saint Paul and State of Minnesota on the 22nd day of February, 2006.


                                         SECURIAN LIFE VARIABLE
                                         UNIVERSAL LIFE ACCOUNT
                                          (Name of Registrant)

                           BY:      SECURIAN LIFE INSURANCE COMPANY
                                          (Name of Depositor)

                                    By: /s/Robert L. Senkler
                                       -------------------------------

                                    Its: President, Chairman and CEO
                                        ------------------------------


Attest:

By: /s/Robert M. Olafson
   ---------------------------------

Its: Vice President and Director
    --------------------------------